                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                 AMENDMENT NO. 5
                                       TO
                                  SCHEDULE 13D
                                 (Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                    Entertainment Properties Trust
-----------------------------------------------------------------------------
                          (Name of Issuer)
Common Shares of Beneficial Interest, par value $.01 per share
-----------------------------------------------------------------------------
                    (Title of Class of Securities)
                               293805105
-----------------------------------------------------------------------------
Simeon Brinberg             (CUSIP Number)
60 Cutter Mill Road, Great Neck, New York  11021 516-466-3100
-----------------------------------------------------------------------------
(Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

-----------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule l3D, and is filing this schedule because of Rule l3d-l(e), 13d-1 (f) or 13d-1(g), check the following box / /.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule l3d-7 for other parties to whom copies are to be sent.

                           Page 1 of 19 Pages

                                                       Page 2 of 19 Pages
Cusip No. 293805105

-----------------------------------------------------------------
l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     BRT Realty Trust- 13-2755856
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 1,355,600
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 1,355,600
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 1,355,600
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.24%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
     OO

                                                    Page 3 of 19 Pages
Cusip No. 293805105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Gould Investors L.P. - 11-2763164
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 1,500
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER - 28,500 (1)
 BENEFICIALLY       _____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 1,500
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER - 28,500 (1)
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   30,000 (1)
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------

                                                  Page 4 of 19 Pages
14.  TYPE OF
REPORTING PERSON*
         PN

(1) Gould Investors L.P. is a member of SASS/Gould Real Estate Securities LLC, a limited liability company, which is the succesor to SASS/Gould REIT Partners. An affiliate of Gould Investors L.P. is a sub-advisor to the Managing Member of the limited liability company. Gould Investors L.P. may be deemed to have shared voting and shared dispositive power with respect to the shares owned by SASS/Gould Real Estate Securities LLC.

                                                    Page 5 of 19 Pages
Cusip No. 293805105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     ONE LIBERTY PROPERTIES, INC. - 13-3147497
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     MARYLAND
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 2,625
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 2,625
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   2,625
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON *
         CO

                                                Page 6 of 19 Pages
Cusip No. 293805105


l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     SASS/GOULD Real Estate Securities LLC (1)
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*
     WC
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 28,500
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 28,500
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   28,500
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
---------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         OO
(1) Successor to SASS/Gould REIT Partners.

                                                   Page 7 of 19 Pages
Cusip No. 293805105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Fredric H. Gould and Fredric H. Gould Spousal IRA ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 2,112 (1)
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER - 1,388,225 (2)
 BENEFICIALLY       _____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 2,112 (1)
 EACH               ______________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER - 1,388,225 (2)
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 1,390,337
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 9.48%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN
     NOTE: - (1) The 2,112 shares includes 1,850 shares owned by Fredric H. Gould, individually, and 262 shares owned by Fredric H. Gould Spousal IRA.

                                                         Page 8 of 19 Pages

(2) Fredric H. Gould is Chairman of the Board and Chief Executive Officer of BRT Realty Trust, a General Partner of Gould Investors L.P. and Chairman of the Board and Chief Executive Officer of One Liberty Properties, Inc. Gould Investors L.P. is a member of SASS/Gould Real Estate Securities LLC and an affiliate of Gould Investors L.P. is the sub-advisor to the limited liability company. Mr. Gould may be deemed to have shared voting and shared dispositive power as to the Common Shares of the Company owned by these entities.

                                                         Page 9 of 19 Pages
Cusip No. 293805105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Helaine Gould - ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 1,000
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 1,000
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   1,000
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN

                                                Page 10 of 19 Pages
Cusip No. 293805105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Jeffrey Gould - ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 300
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER - 1,355,600 (1)
 BENEFICIALLY       _____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 300
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER - 1,355,600 (1)
 PERSON WITH        _____________________________________________

-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 1,355,900
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.24%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN

(1) Jeffrey Gould is President of BRT Realty Trust. Accordingly, he may be deemed to have shared voting and shared dispositive power over the shares owned by BRT Realty Trust.

                                                    Page 11 of 19 Pages
Cusip No. 293805105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Matthew Gould - ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 350
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER - 30,000 (1)
 BENEFICIALLY       _____________________________________________

 OWNED BY           9.   SOLE DISPOSITIVE POWER - 350
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER - 30,000(1)
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 30,350
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN
(1) Matthew Gould is President of the managing corporate general partner of Gould Investors L.P. Accordingly, he may be deemed to have shared voting and shared dispositive power over the shares owned by Gould Investors L.P. and the shares owned by SASS/Gould Real Estate Securities LLC.

                                                     Page 12 of 19 Pages
Cusip No. 293805105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Israel Rosenzweig - ###-##-#### and Zehavit Rosenzweig,
     as joint tenants.
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 1,000
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 1,000
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   1,000
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN

                                                   Page 13 of 19 Pages
Cusip No. 293805105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Israel Rosenzweig - Keogh Account, 068-52-3463 and Israel
     Rosenzweig as custodian for Alon Rosenzweig under New York Uniform Gift to Minors Act - ###-##-####.
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*
     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
 -----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 4,300
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 4,300
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   4,300
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN
NOTE: The 4,300 shares includes 4,100 shares held in a Keogh Account established by Mr. Rosenzweig and 200 shares are held by him as a custodian for his son.

                                                     Page 14 of 19 Pages

This Amendment amends and supplements Schedule 13D filed with the Securities and Exchange Commission on March 13, 2000, as amended to date. Except as amended by this amendment, there has been no change in the information previously reported on Schedule 13D.

Item 4.   Purpose of Transaction

BRT presently intends to purchase additional Common Shares of the Company in the open market, subject to availability at prices deemed favorable. It also reserves the right not to purchase any additional shares and to dispose of shares of the Company in the future.

On September 27, 2000, in a letter to the Company's President, BRT set forth proposals for the Company's Board to consider. A copy of the letter is attached as an Exhibit to this Amendment No. 5 to Schedule 13D.

                                               Page 15 of 19 Pages

Item 5.   Interest in Securities of the Issuer

BRT owns, as of this date, 1,355,600 Common Shares of the Company, constituting approximately 9.24% of the 14,679,547 Common Shares outstanding.

In the aggregate, BRT, the Partnership, OLP, Sass/Gould, Fredric H. Gould, individually and in his Spousal IRA, Helaine Gould, Matthew Gould, Jeffrey Gould and Israel Rosenzweig, who are filing as a group, own 1,397,287 Common Shares in the aggregate, or 9.52% of the outstanding Common Shares of the Company.

                                                 Page 16 of 19 Pages

Except as set forth in Schedule 13D, as amended to date, BRT, its executive officers and trustees, the Partnership, its general partners (including officers and directors of its corporate general partner), OLP, its officers and directors, Sass/Gould and its managing member and sub-advisor, Fredric H. Gould, Helaine Gould, Matthew Gould, Jeffrey Gould, Israel Rosenzweig and Zehavit Rosenzweig (i) do not own or have the right to acquire, directly or indirectly, any Common Shares of the Company; and (ii) have not in the past sixty (60) days effected any transactions in Common Shares of the Company.

Item 7.   Exhibit (1) (a) Agreement to file jointly.  Filed with Schedule 13D.

                      (b) Power of Attorney. Filed with Schedule 13D.

                  (2) Letter dated May 31, 2000 from BRT Realty Trust to the Board of Trustees of the Company. Filed with Amendment No. 3 to Schedule 13D.

                  (3) Letter dated September 7, 2000 from BRT Realty Trust to the President of the Company. Filed with Amendment No. 4 to Schedule 13D.

                  (4) Letter dated September 27, 2000 from BRT Realty Trust to the President of the Company. Filed with Amendment No. 5 to Schedule 13D.

                                               Page 17 of 19 Pages

                            Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to the statement is true, complete and correct.


Dated: September 27, 2000

BRT REALTY TRUST                           s/Fredric H. Gould
                                           ---------------------
                                            Fredric H. Gould
By s/Jeffrey Gould
---------------------
Jeffrey Gould,                             s/Fredric H. Gould
President                                  ---------------------
                                            Fredric H. Gould Spousal
                                            IRA


GOULD INVESTORS L.P.                        s/Helaine Gould
By: GEORGETOWN PARTNERS, INC.               ---------------------
MANAGING GENERAL PARTNER                    By:Simeon Brinberg, Attorney in Fact
                                            ------------------------------------
By: s/Simeon Brinberg                       Helaine Gould
----------------------------                s/Matthew Gould
Simeon Brinberg,                            ---------------------
Senior Vice President                       Matthew Gould

                                            s/Jeffrey Gould
                                            ---------------------
ONE LIBERTY PROPERTIES, INC.                Jeffrey Gould

By: s/Mark H. Lundy                         s/Israel Rosenzweig
    ------------------------                ---------------------
    Mark H. Lundy,                          Israel Rosenzweig,
    Secretary                               Individually and as
                                            Custodian

                                            s/Zehavit Rosenzweig
SASS/GOULD REAL ESTATE                      By: Simeon Brinberg,Attorney in Fact
SECURITIES LLC,                             ------------------------------------
BY:  M.D. SASS INVESTORS                    Zehavit Rosenzweig
SERVICES, INC.

BY: s/Martin E. Winter
---------------------------
    Martin E. Winter,
    Senior Vice President

                                                Page 18 of 19 Pages

                                     EXHIBIT

September 27, 2000

Mr. David Brain
President
Entertainment Properties Trust
30 Pershing Road (Suite 201)
Kansas City, MO 64108

Dear David:

In our telephone conversation on Monday, September 11, 2000, you indicated that you were having a board meeting on October 6th at which the Board would consider any proposals which BRT would care to make for the long term benefit of EPR's stockholders and suggested that it might help if we put these in writing. We have outlined our proposals below.

We believe in the long-term value of EPR and have faith in the business of ownership of theaters. As EPR's largest stockholder, we believe that EPR and all of its stockholders can benefit greatly from the sizable capital infusion that we propose, as well as our willingness to provide our knowledge and expertise to EPR in the future.

1. $20 Million Investment. BRT is prepared to make an additional investment of approximately $20 million in EPR by acquiring 1,333,000 additional shares of EPR directly from EPR. We propose to acquire EPR shares at $15.00 (approximately a 40% premium above the current market price). The proceeds of our $20 million investment directly into EPR, subject to Board approval, could be used to partially pay down EPR's existing credit line; acquire the senior fee interest in properties in which EPR only has a junior leasehold interest; repurchase shares of EPR directly from its stockholders or purchase additional theater properties at the attractive rental terms that are now available. This capital infusion would also make refinancing of the short term credit line due in 2001 easier and perhaps improve its terms. This investment would provide immediate benefit to EPR stockholders.

2. Waiver of the 9.8% Limit. Our investment would obviously require a waiver for us of the 9.8% ownership limit. We do not see this as a serious issue and in fact have previously made this request. EPR's expressed rationale for the 9.8% ownership limitation is to avoid the "five or fewer" problem and assure maintenance by EPR of its REIT status. As we have indicated to you in the past, since BRT is a REIT and shares owned by BRT are

                                               Page 19 of 19 Pages

"passed-through" and owned by all of its shareholders on a pro rata basis, BRT's ownership of more than 9.8% of EPR's shares would not have a negative effect upon EPR's REIT status. We would covenant not to take any action that would negatively affect EPR's REIT status including an agreement not to purchase additional shares if the purchase of same would jeopardize the tax status of EPR as an REIT.

3. Election of Two BRT Designees to the EPR Board. We propose that the EPR Board be expanded by two members to include two BRT designees, who are experienced real estate professionals and would be subject to the Board's approval. As you know, we have had extensive experience in the real property area and the net lease field in particular. Our knowledge and experience, as well as our contacts in the lending community, will add value to your Board and prove helpful in financing both the unencumbered theatres owned by your organization and new properties purchased.

4. Timing. We and our advisors are prepared to begin immediate negotiations on our proposals. If there is any significant delay, changing market conditions may cause BRT to re-evaluate its proposed price for the 1,333,000 shares as set forth in #1 above.

We would view a rejection of our proposals as contrary to the best interests of stockholders and evidence that the current Board is not responsive to stockholder interests. Accordingly, BRT is prepared to seek EPR's stockholders' support to elect trustees who are more friendly to stockholder interests. To that end, if the above requests are not granted, we hereby request that you deliver to us a list of shareholders so that we can commence communicating with them relative to our areas of concern and to seek their support relative to our intent to nominate directors for election to the Board at the next opportunity.

It is my experience that, in a direct meeting, good will on both sides usually leads to a constructive outcome. To that end, I believe we should be invited to attend the Board meeting on October 6, 2000 to discuss and explain our proposals and the contributions, both economic and non-economic, that we can make to EPR's future. This letter is a bare outline, and the proposals can be varied and enhanced depending on EPR's needs expressed in discussion with management and the Board. I look forward to meeting with you.

Sincerely yours,

BRT REALTY TRUST

By: Fredric H. Gould
      Chairman of the Board

FHG:dh
(DBEPTSEPT27)
(by fax and hard copy)
c.c.     Lawrence Lederman, Esq., Milbank, Tweed, Hadley and McCloy LLP